Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management discussion and analysis is as of March 26, 2007 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). The differences as they affect the annual consolidated financial statements are described in Form 40F.

All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www. sedar. com or the EDGAR website at www. sec. gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias. We also have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004 and September 2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, we are currently conducting an additional Phase 3 trial, ACT 2, and an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc.(“Astellas”). In March 2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of vernakalant for the acute conversion of atrial fibrillation. In May 2006, we announced Astellas’receipt of a “refusal to file”letter from the FDA for the NDA. In December 2006, Astellas resubmitted the NDA to the FDA, triggering a US$10 million payment to Cardiome. In February 2007, we announced that the FDA had accepted the NDA for review.

Cardiome is also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study was initiated in December 2005. In July 2006, we announced positive interim results for the first of two dosing groups for this study. In September 2006, we announced positive top-line results for the completed Phase 2a pilot study. A larger Phase 2b clinical study has been initiated.

CORPORATE DEVELOPMENT

The following significant events have occurred since our last annual report:

•
In March 2006, we announced the promotion of Doug Janzen to the position of President and Chief Business Officer. Bob Rieder has continued in his role as Chief Executive Officer and has been appointed Vice-Chairman of the board of directors.

•
Also in March 2006, we announced Astellas’ submission of a New Drug Application to the FDA seeking approval to market vernakalant (iv), an investigational new drug for the acute conversion of atrial fibrillation.

•	In May 2006, we announced Astellas’ receipt of a “refusal to file” (RTF) letter from the FDA related to the New Drug Application submitted in March 2006 seeking approval to market vernakalant (iv).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
In June 2006, we announced the appointment of Curtis Sikorsky to the position of Chief Financial Officer. Mr. Sikorsky, a chartered accountant since 1996, brings over ten years of public and private company experience as well as three years of direct audit and tax experience with a major audit firm.

•
In July 2006, we announced amendments to our co-development agreement with Astellas, related to the planned re-submission of the NDA for vernakalant (iv). Under terms of the amended agreement, Astellas agreed to fund 100% of the costs associated with re-submission of the NDA, including engagement of any external consultants. Astellas also agreed to modify the timing of the US$10 million NDA milestone, which became payable on the date of re-submission. Prior to this amendment, the milestone was conditional on acceptance of the NDA for review.

•	Also in July 2006, we announced positive interim results for the first of two dosing groups for our Phase 2a pilot study of vernakalant (oral).

•	In September 2006, we announced positive top-line results for the two dosing groups for the completed Phase 2a pilot study of vernakalant (oral).

•	In September 2006, we announced that RSD1235 has been assigned the name vernakalant hydrochloride by the United States Adopted Names (USAN) Council.

•
In October 2006, we announced that we had filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U. S. shelf registration statement became effective October 23,2006.

•
In December 2006, we announced Astellas’re-submission of the New Drug Application to the FDA seeking approval to market vernakalant (iv). Pursuant to the amended (July 2006) co-development agreement between Cardiome and Astellas Pharma US, Inc., a US$10 million milestone payable to Cardiome was paid on re-submission of the NDA in December 2006.

•
Subsequent to year-end, in January 2007 we completed a public offering of 9.2 million common shares at a price of $12.32 (US$10.50) per share for total gross proceeds of $113.4 million (US$96.6 million).

•	In February 2007, we announced that the New Drug Application for vernakalant (iv) was accepted for review by the FDA.

•	Also in February 2007, we announced the appointment of Dr. Don McAfee as Chief Scientific Officer and the appointment of Karim Lalji as Senior Vice President, Commercial Affairs.

CLINICAL DEVELOPMENT

The following table summarizes clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status

Vernakalant (iv)	Phase 3 Clinical Trial	Trial initiated in March
	(ACT 2)	2004.

	Open-Label Safety	Trial initiated in October
	Study (ACT 4)	2005.

	New drug application	Originally submitted in
	(NDA)	March 2006. “Refusal to
file”letter issued by FDA
in May 2006. Re-submitted
in December 2006.
Accepted for review in
February 2007.

Vernakalant	Phase 2a Pilot Study	Trial initiated in December
(oral)		2005. Top-line results
released in September
2006.

	Phase 2b	Trial initiated.
Clinical Trial

Artesian	Pre-Clinical Stage	Pre-Clinical studies
Projects		underway.

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)

During 2006, we continued our clinical work on ACT 2 and ACT 4. We also worked with Astellas toward re-submitting the NDA for vernakalant (iv), which occurred in December 2006.

The ACT 2 Study
The ACT 2 study, initiated in March 2004, will continue to enroll up to 210 patients and will evaluate the efficacy and safety of vernakalant (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint in this ongoing study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 4 Study
In October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This ongoing study will further evaluate the safety of vernakalant (iv) in recent-onset atrial fibrillation patients.

Vernakalant (oral)
During 2006, we completed the Phase 2a pilot study for vernakalant (oral), and commenced preparation and design of the Phase 2b clinical trial.

Phase 2a Pilot Study
In December 2005, we initiated a Phase 2a pilot study of vernakalant (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and efficacy of vernakalant (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. The study was conducted across 72 centres in Canada, U. S. and Europe, and a total of 171 patients were successfully cardioverted after 3 days of initial dosing and continued in the study. Positive top-line results for this study were announced in September 2006.

Phase 2b Clinical Trial
Subsequent to year-end, we initiated a Phase 2b clinical trial of vernakalant (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation, and is expected to enroll approximately 670 patients.

Other Projects
We continue to conduct pre-clinical research and development work on the Artesian projects, with the goal of reaching a decision regarding the advancement of one or more of the Artesian molecules into clinical studies.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006 and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

Our Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believe the design to be sufficient to provide such reasonable assurance.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

No matter how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES
Our audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes. These and other significant accounting policies are described more fully in Note 2 of our consolidated annual financial statements.

Intangible Assets
Intangible assets are comprised of purchased technology licenses and patent costs.

Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.

The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Clinical Trial Accounting
We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period:the level of patient enrollment;the level of services provided and goods delivered;the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Revenue Recognition
Revenue to date has primarily been derived from licensing fees and research collaborative fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses.

Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature,(ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured.

Research and Development Costs
Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Stock-based Compensation and other Stock-based Payments
Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (CICA) in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Included in the consolidated statements of loss and deficit were the following charges for stock-based compensation for stock options granted after December 1, 2002:

(in millions of dollars)	For the Year Ended
	December 31,	December 31,
Expenses	2006	2005
Research and development	$4.8	$4.4
General and administration	$3.4	$1.4
Total stock based compensation	$8.2	$5.8

Future Income Taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Impact of Accounting Pronouncements Affecting Future Periods
In April 2005, the CICA issued the following new accounting standards, which impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income:

•	Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income

•	Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes in equity

•
Section 3855, Financial instruments—Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives

•
Section 3861, Financial Instruments—Disclosure and Presentation, replaces Section 3860 of the same name and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives

•	Section 3865, Hedges, establishes the standards for when and how hedge accounting may be applied

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We are currently in the process of evaluating the impact of the new accounting standards on our financial position, results of operations and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth consolidated financial data for our last two fiscal years:

	Year Ended	Year Ended
(in thousands of dollars,	December 31,	December 31,
except per share amounts)	2006	2005
	$	$

Revenues	20,668	16,120
Net loss	(36,147)	(53,375)
Per share loss
-Basic	(0.68)	(1.09)
-Fully diluted	(0.68)	(1.09)
Total assets	68,591	89,799
Long-term obligation(1)	192	210

We have not declared any cash dividends since inception.

(1)Amounts represent repayable tenant inducement advances.

RESULTS OF OPERATIONS

We recorded a net loss of $36.1 million ($0.68 per common share) for the year ended December 31,2006 compared to a net loss of $53.4 million ($1.09 per common share) for fiscal 2005. The decrease in net loss for fiscal 2006 compared to fiscal 2005 was largely due to an increase in licensing fees primarily as a result of the receipt of US$10 million from Astellas on reaching the re-submission of the New Drug Application (NDA) milestone, and the effects of the write-down of intangible assets associated with the Oxypurinol CHF project of $23.3 million during fiscal 2005. The decrease in net loss was partially offset by increased costs associated with expanded clinical development activities, increased general and administration costs to support those activities, lower research collaborative fees from our collaborative partner, Astellas, and a decrease in future income tax recovery also associated with the Oxypurinol write-down. The results of operations were in line with management’s expectations.

We expect losses to continue for at least another fiscal year. Operating costs are expected to increase as vernakalant (iv) moves through the regulatory approval process and vernakalant (oral) advances into later stage development, in addition to our continuing efforts to develop the Artesian compounds. Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for this product candidate.

Revenues

Total revenue increased to $20.7 million in fiscal 2006 from $16.1 million in fiscal 2005. Revenue in fiscal 2006 consists of $14.0 million in licensing fees (fiscal 2005—$4.7 million) and $6.7 million in research collaborative fees (fiscal 2005—$11.4 million).

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partners. The increase in licensing fees in fiscal 2006, compared to those in fiscal 2005, was mainly due to the milestone payment for the re-submission of the NDA in the amount of US$10 million. This increase in licensing fees was partly offset by decreased amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas, of $2.4 million (fiscal 2005—$4.7 million).

The decrease in research collaborative fees in fiscal 2006, compared to those in fiscal 2005, was mainly attributable to the decreased research and development cost recovery of $3.6 million, compared to $8.2 million in fiscal 2005 with more development cost associated with vernakalant (iv) directly incurred by our collaborative partner, Astellas and decreased clinical trial expense for vernakalant (iv) in fiscal 2006. This decrease was partially offset by the 100% reimbursement of costs associated with re-submission of the NDA pursuant to the amendments made to the terms of the collaboration and license agreement with Astellas.

For the next fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will continue to receive project management fees and development cost reimbursements from Astellas. We may also earn additional milestone payments and royalties from Astellas or revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development expenditures were $43.4 million for fiscal 2006, compared to $41.5 million for fiscal 2005.

Project (in millions of dollars)	For the Year Ended
	December 31,	December 31,
	2006	2005

Vernakalant (iv)	$12.5	$18.4
Vernakalant (oral)	$26.6	$12.9
Artesian projects	$2.6	$0.7
Oxypurinol projects	$1.1	$9.4
Other projects	$0.6	$0.1
Total research and development expenses	$43.4	$41.5

Research and development expenditures for fiscal 2006 were comparable to the amount recorded for fiscal 2005. The increase of $1.9 million in research and development expenditures was primarily due to the expanded clinical development activities in fiscal 2006 to advance vernakalant (oral) from Phase 1 to Phase 2 clinical testing and the costs incurred to continue research on our Artesian projects offset by a decrease in research and development costs incurred for our vernakalant (iv) program due to the reduced level of clinical development activities for the program, and the decrease in costs related to our Oxypurinol projects as a result of our decision to cease development of the program in 2005. The costs incurred for Oxypurinol projects in 2006 of $1.1 million relate to finalizing the OPT-CHF study as well as our Compassionate Use Program for allopurinol intolerant gout patients. Stock-based compensation of $4.8 million in 2006 (fiscal 2005—$4.4 million) also contributed to the increased research and development costs.

For the next fiscal year, we expect to incur increased research and development expenditures largely associated with our Phase 2b clinical trial for vernakalant (oral). We may also incur additional costs associated with the potential purchase or in-licensing of additional clinical candidates, and/or expansion of our clinical development activities for vernakalant (iv) outside of North America. However, there can be no assurance that we will enter into any purchase or in-licensing agreements.

General and Administration Expenditures
General and administration expenditures for fiscal 2006 were $13.9 million compared to $9.3 million for fiscal 2005.

The increase of $4.6 million in general and administration expenditures in fiscal 2006, compared to those incurred in fiscal 2005, was primarily due to the increase of $1.1 million in wages and benefits (including stock-based compensation for administrative and executive personnel) with the addition of personnel;the increase of $1.1 million in consulting and professional fees including increased costs related to corporate governance;the increase of $1.6 million in costs associated with business development and commercialization activities; and $0.8 million in other expenditures to support our expanded operational activities.

For the next year, we expect our general and administration expenditures to increase in support of our expanded operational activities.

Amortization
Amortization was $1.6 million for fiscal 2006 compared to $2.7 million for fiscal 2005. The decrease in amortization for fiscal 2006, compared to that recorded in fiscal 2005, was attributable to the reduced amortization resulting from our decreased net book value of our intangible assets after the write-down of the Oxypurinol projects of $23.3 million in 2005. Amortization related to property and equipment was $1.0 million for fiscal 2006 compared to $0.7 million for fiscal 2005. The remaining amortization relates to technology licenses and patents.

Other Income (Expenses)
Interest and other income was $2.7 million for fiscal 2006 compared to $2.0 million for fiscal 2005. The increase for fiscal 2006 was due primarily to higher interest rates and higher average cash and short-term investments balances.

A net foreign exchange loss of $0.8 million was recorded for fiscal 2006 compared to a net foreign exchange loss of $1.9 million for fiscal 2005. The net foreign exchange losses for the past two fiscal years were mainly from the impact of the depreciation of the U. S. dollar in comparison to the Canadian dollar on our U. S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in United States dollars and Euros. Some of these risks are offset by the reimbursements from Astellas in United States dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Future income tax recovery
Future income tax recovery was $0.3 million for fiscal 2006 compared to $7.2 million for fiscal 2005. The higher future income tax recoveries for fiscal 2005 compared to that recorded in fiscal 2006 was primarily due to the write-down of intangible assets related to the Oxypurinol projects in 2005.

FOURTH QUARTER RESULTS

Net loss for the fourth quarter of 2006 was $1.3 million, or $0.02 per share, compared to net loss of $8.6 million, or $0.17 per share for the same period in 2005. The decrease in net loss was largely due to an increase in licensing fees primarily as a result of the receipt of US$10 million from Astellas on reaching the re-submission of the New Drug Application (NDA) milestone, partially offset by increased research and development costs, increased general and administration costs and lower research collaborative fees received from our collaborative partner, Astellas.

Research and development costs for the fourth quarter of 2006 were $12.3 million, an increase of $3.4 million from $8.9 million in the same period of 2005. The increase was primarily due to increased costs associated with our Phase 2 clinical development program for vernakalant (oral). General and administration expenses were $3.9 million, an increase of $0.7 million from $3.2 million in the same period of 2005. The increase was largely due to the addition of personnel and expanded business development activities. Other income increased to $2.2 million for the quarter from $0.7 million in the same period of 2005, largely due to foreign exchange gains resulting from appreciation of the U. S. dollar in the fourth quarter of 2006. Stock-based compensation, a non-cash item included in operating expenses, was $2.1 million for the quarter, as compared to $1.4 million for the same period in 2005.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the Three Months Ended
(in thousands of dollars, except share	December 31,	December 31,
and per share amounts)	2006	2005

Revenue
Licensing fees	$12,103	$1,047
Research collaborative fees	978	1,994
	$13,081	$3,041

Expenses
Research and development	12,324	8,909
General and administration	3,932	3,228
Amortization	420	330
	16,676	12,467
Operating loss	(3,595)	(9,426)

Other income (expenses)
Interest and other income	583	713
Foreign exchange gain (losses)	1,596	(63)
	2,179	650

Loss before income taxes	(1,416)	(8,776)
Future income tax recovery	107	139

Net loss for the period	(1,309)	(8,637)
Deficit, beginning of period	(180,271)	(136,796)
Deficit, end of period	$(181,580)	$(145,433)

Basic and diluted loss per common share[1]	$(0.02)	$(0.17)

Weighted average number of common shares outstanding	53,740,850	52,290,106

[1]	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of
dollars except per	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
share amounts)	ended	ended	ended	ended
2006	December 31	September 30	June 30	March 31

Total revenue	$13,081	$2,401	$2,134	$3,052

Research and development	12,324	10,865	11,195	9,049

General and administration	3,932	3,890	3,241	2,860

Net loss for the period	(1,309)	(11,974)	(14,748)	(8,116)

Basic and diluted loss per common share	(0.02)	(0.23)	(0.28)	(0.15)

(In thousands of
dollars except per	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
share amounts)	ended	ended	ended	ended
2005	December 31	September 30	June 30	March 31

Total revenue	$3,041	$4,662	$3,807	$4,610

Research and development	8,909	9,112	11,940	11,509

General and administration	3,228	1,915	2,192	1,924

Net loss for the period	(8,637)	(29,472)	(7,658)	(7,608)

Basic and diluted loss per common share	(0.17)	(0.58)	(0.15)	(0.18)

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, write-downs in intangible assets, research and development costs associated with the clinical development programs we pursued and the development stages of these clinical programs;as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1,2002.

The significant increase in revenue for the 4th quarter of 2006, when compared with the other quarters, was due to the milestone payment of $11.7 million (US$10.0 million) earned for the re-submission of the NDA for vernakalant (iv). In addition, the substantial increase in losses for the 3rd quarter of 2005, when compared with the other quarters, were due to the write-down of technology and licenses following our decision to discontinue our Oxypurinol CHF project. Research and development costs for the quarters were comparable since we maintained similar levels of operational activities with the advancement of vernakalant (oral) after winding up our development of Oxypurinol for the treatment of CHF. The increase in general and administration costs since the 2nd quarter of 2006 was the result of supporting the expanded clinical development activities.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
Our operational activities during fiscal 2006 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees and milestone payment collected from Astellas, and the net proceeds from issuance of common shares upon exercise of stock options.

Cash used in operating activities for fiscal 2006 was $21.0 million compared to $23.8 million for fiscal 2005. The decrease of $2.8 million in cash used in operating activities in fiscal 2006, compared to fiscal 2005, was primarily due to an increase in cash receipts of $0.7 million from changes in non-cash working capital items and a decrease of $2.1 million in net loss after adjusting all non-cash items.

Cash provided by financing activities in fiscal 2006 was $4.8 million compared to $77.7 million in fiscal 2005. The main sources of cash in fiscal 2006 were cash receipts from the issuance of our common shares upon exercise of stock options. The primary sources of cash in fiscal 2005 were net proceeds from public and private placement financing of $73.4 million and cash receipts from the issuance of our common shares upon exercise of stock options or warrants of $4.3 million.

Cash provided by investing activities in fiscal 2006 was $30.4 million compared to $51.9 million of cash used in investing activities in fiscal 2005. The increase of cash provided by investing activities in fiscal 2006, compared to fiscal 2005, was mainly due to an increase in the net sale of short-term investments.

At December 31, 2006, we had working capital of $45.5 million compared to $69.6 million at December 31,2005. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $55.6 million at December 31,2006 compared to $74.0 million at December 31,2005.

Subsequent to year-end, on January 23, 2007 we completed a financing of 9.2 million common shares at a price of $12.32 (US$10.50) per common share for gross proceeds of $113.4 million (US$96.6 million). We incurred share issue and commission costs of $0.9 million and $6.8 million (US$5.8 million) respectively, relating to the offering.

As of December 31,2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual
Obligations		Payment due by period
(In thousands
of dollars)	Total	2007	2008-2009	2010-2011	Thereafter

Other long-term Obligations	$192	$19	$45	$55	$73
Operating Lease Obligations	5,084	744	1,338	1,427	1,575
Commitments for Clinical Research Agreements	9,071	8,744	327	Nil	Nil
Total	$14,347	$9,507	$1,710	$1,482	$1,648

Outstanding Share Capital

As of March 26, 2007, subsequent to completion of the January 23, 2007 financing, there were 63,212,909 common shares issued and outstanding, and 4,866,952 stock options outstanding (of which 3,152,333 were exercisable) at a weighted average exercise price of $7.76.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of December 31, 2006 was $61,000 (December 31, 2005—$33,000) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.9 million of legal fees for services provided by this legal firm in fiscal 2006, compared to $1.2 million in fiscal 2005.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements, other than discussed under contractual obligations.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our cash position as of December 31, 2006, the proceeds from our January 2007 financing, and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next 18 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.